

January 29, 2024

Jason K. Park
Chief Financial Officer
DraftKings Inc.
222 Berkeley Street, 5th Floor
Boston, MA 02116

      Re: DraftKings Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          Response dated January 8, 2024
          File No. 001-41379

Dear Jason K. Park:

      We have reviewed your January 8, 2024 response to our comment letter and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 7, 2023 letter.

Response dated January 8, 2024

General

1.   We note your response to prior comment 1, particularly your view that information about the Marketplace would, at this point and for the foreseeable future, not be material to investors in your securities. You supported this view with quantitative information, but did not address materiality in qualitative terms. Please tell us why you believe the information about the Marketplace is not qualitatively material. In addition, for Collectible NFTs, please tell us the breakdown of the percentage of Collectible NFTs created by you and separately by the third parties. Additionally, please tell us the names of the third parties that are linked to the Third-Party Collectible NFTs, and tell us which services, minting and/or custody services, you provide to each such third-party and the estimated value of payments that you receive in connection with providing such services.

With respect to the Reignmakers NFTs, which we note make up approximately 99% of your Marketplace NFTs for the year ended December 31, 2023, please state whether such NFTs were minted by you, while you were a validator for Polygon. If you did not mint such NFTs, please identify the party that minted them. In that light, we note your statements that "[m]inting an NFT on the Polygon blockchain serves as a certificate of authenticity" and that Polygon is an "unaffiliated commercial counter-party of the Company." To the extent there are or were conflicts of interest between you and Polygon, please state as much, including any previous relationship you had as a validator for Polygon and any payment, fees, or incentives that you received from Polygon.

Finally, with respect to Primary Sales by the Company, please explain in further detail how you price Collectible NFTs and Reignmakers NFTs, both individually and in digital pack of multiple NFTs. For secondary sales, please explain how you set the de minimis price floor. Explain in further detail the revenue you earn on Secondary Sales and Third-Party Collectible NFT Primary Sales.

2.   We note your response to prior comment 2. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott D Miller